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                                                                    Exhibit 99.1
                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.


                    FOR IMMEDIATE RELEASE: February 15, 2005
                COOLBRANDS ANNOUNCES CHANGES TO DIRECTOR NOMINEES

Toronto, Canada, February 15, 2005 - CoolBrands International Inc. (TSX:
COB.SV.A) today announced that, following the recent passing of Richard E. Smith, Co-Chairman and Co-Chief Executive Officer of the Company, a revised slate of Directors will be presented to shareholders at the annual meeting of shareholders scheduled for February 25, 2005. A total of nine Directors will be proposed instead of the eleven Directors previously announced. Mr. L. Joshua Sosland has agreed to stand for election to the Board position vacated with the passing Mr. Smith, while Irwin Simon and Mark Stevens will no longer be standing for election.

David J. Stein, CoolBrands' Co-Chairman and CEO, stated, "In November, the Company's Board of Directors committed to establishing a majority of independent Directors in order to strengthen the Company's corporate governance. With Richard Smith's recent unfortunate passing, the Company can fulfill this important commitment with a smaller Board comprised of nine members. Messrs. Simon and Stevens - who had both agreed to stand for nomination despite substantial professional and personal commitments - will therefore withdraw from nomination at this time."

As previously announced, the Board of Directors elected Mr. Stein Co-Chairman of the Board and Chief Executive Officer of CoolBrands following the passing on January 29, 2005 of Mr. Smith.

Mr. Sosland is vice-chairman of Sosland Publishing Co., a publisher of business-to-business periodicals for the grain-based foods and food processing industries. Mr. Sosland is a director of UMB Financial Corp. and UMB Bank N.A., a regional financial holding company and its Kansas City bank, respectively. He serves on the UMB board as chairman of the compensation committee and as a member of the governance and trust policy committees. He is vice-chairman of the Kemper Museum of Contemporary Art, vice-president of the Kansas City Symphony and the immediate past president of the Community Blood Center of Kansas City. Mr. Sosland is also a director of Agriculture Future of America and a trustee of the Jewish Community Foundation of Kansas City. Mr. Sosland graduated from Harvard College with an A.B. in economics.

As a result of these changes, CoolBrands will be adding four independent Directors - Joe Binder, Bob Baker, Beth Bronner and Joshua Sosland. Each of the new nominees will be independent within the meaning of proposed National Instrument 58-101 - Disclosure of Corporate Governance Practices of the Canadian Securities Administrators. Once elected at the annual meeting, independent Directors, including existing Director Romeo DeGasperis, will form a majority of the CoolBrands' Board. This will bring the





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CoolBrands' Board of Directors in-line with the best practice guidelines established by the Toronto Stock Exchange and proposed by the Canadian Securities Administrators in proposed National Policy 58-201 Corporate Governance Guidelines, all as previously announced by the Company.

CoolBrands expects to mail amended proxy materials to shareholders on February 16, 2005 to reflect these changes.

For More Information Contact:

U.S. and International                  Canada
Jeremy Fielding/Jon Morgan              Robin Sears
Kekst and Company                       Navigator Ltd.
(212) 521 4800                          (416) 642-6437


About CoolBrands International:

CoolBrands International competes in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands competes in the fast-growing "Better-for-You" ice cream category with offerings such as fat free, non-dairy Whole Fruit Sorbet and Atkins Endulge controlled carbohydrate super premium ice cream. New "Better-for-You" offerings by CoolBrands include No Pudge! Branded frozen snacks and a line of "Better-for-Kids" frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana, Welch's, Yoplait and Welch's.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates a "direct store door" (DSD) ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible





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packaging products for use in private label dairy products in addition to the
Company's brands.

CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company owned, franchised and non-traditional partnership locations around the world.

For more information about CoolBrands, visit www.coolbrandsinc.com.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.